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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934



                             SPECIALTY CATALOG CORP.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   84748Q-10-3
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                                 (CUSIP Number)

                            Jeffrey S. Tullman, Esq.
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 18, 2001
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO. 84748Q-10-3                                     Page  2  of  6  Pages
                                                               ---    ---
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    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    GUY NAGGAR

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY

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    SOURCE OF FUNDS*
4
    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(E)                                                    [ ]

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    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    Italian
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                       SOLE VOTING POWER
                 7
                       405,267
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NUMBER OF
SHARES                 SHARED VOTING POWER
BENEFICIALLY     8
OWNED BY               0
EACH        --------------------------------------------------------------------
REPORTING
PERSON                 SOLE DISPOSITIVE POWER
WITH             9
                       405,267
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                       SHARED DISPOSITIVE POWER
                 10
                       0
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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11   405,267

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.3%
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     TYPE OF REPORTING PERSON*
14
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.

         (i)      Name and Issuer: Specialty Catalog Corp. (the "Company").

         (ii) Address of the Principal Executive Offices of Issuer: 31 Bristol Drive, South Easton, MA 02375.

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value (the "Common Stock").

Item 2.  Identity and Background.

         (a) This statement is being filed on behalf of Guy Naggar (the "Reporting Person").

         (b)      Dawnay, Day & Co. Ltd.
                  15 Grosvenor Gardens
                  London, England SW1NOBD

         (c) Mr. Naggar is employed as an investment banker by Dawnay, Day & Co. Ltd.
                  15 Grosvenor Gardens
                  London, England SW1NOBD

         (d)(e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Naggar is an Italian citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         This filing does not relate to a purchase of the Common Stock. Mr. Naggar's shareholding was previously reported on a Schedule 13D filed on May 12, 1997 and amended on December 8, 1999. The purpose of this filing is report a change in Mr. Naggar's investment intent as more fully set forth in Item 4 below.


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Item 4.  Purpose of Transaction.

         As indicated, this filing does not relate to a purchase of the Common Stock. Mr. Naggar had initially held his shares of Common Stock for investment purposes. On March 26, 2001, Mr. Naggar at a meeting of the Board of Directors of the Company, of which he is a member, indicated that he is considering the possibility of pursuing discussions pertaining to entering into an extraordinary transaction (a "Transaction") with the Company which could result in a change of ownership or structure of the Company, including a transaction involving the purchase of all or substantially all of the outstanding shares of the Company. On April 18, 2001, Mr. Naggar at a meeting of the Board of Directors of the Company, indicated that he is preparing to make a preliminary proposal regarding a Transaction.

         There can be no assurance, however, that Mr. Naggar will make a proposal to the Board, that Mr. Naggar and the Board will agree to terms of a transaction, or, if they do so agree, that such a transaction will be consummated. Any agreement, would in all likelihood be subject to a number of conditions, which may include, among other things, (i) approval by the Company's lenders, (ii) obtaining financing upon terms acceptable to Mr. Naggar, (iii) receipt of a fairness opinion from financial advisers retained by the Company,
(iv) entering into a definitive agreement, (v) due diligence review of the Company, and (vii) depending on how any such transaction is structured, stockholder approval.

         Mr. Naggar expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for the Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations and other factors. Accordingly, Mr. Naggar reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, Mr. Naggar may purchase shares of Common Stock, or may sell or otherwise dispose of all or portion of the shares of the Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all of his positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

         Depending on the response of the Board of Directors (or a committee appointed by the Board of Directors) to Mr. Naggar's proposal, if made, and other factors deemed relevant by Mr. Naggar, including, but not limited to, changes in the Company's business or financial situation, Mr. Naggar reserves the right to formulate other plans and/or make proposals, and take such actions with respect to his investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as he may determine.

         Mr. Naggar may at any time reconsider and change his plans relating to any of the foregoing.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Naggar beneficially owns an aggregate of 405,267 shares of the Common Stock, or 9.3% based on 4,341,486 shares (adjusted for the theoretical issuance of the shares Mr. Naggar is deemed to be the beneficial owner of as a result of options to purchase such


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                  shares exercisable within 60 days of the date hereof) of
                  Common Stock outstanding as disclosed in the Company's Form 10-K for the year ended December 30, 2000 as filed with the Securities and Exchange Commission. Mr. Naggar is a director of the Company, and has received as part of his compensation as a director, an exercisable option ("Option") to purchase 3,600 shares of Common Stock at a price of $6.50 a share which are exercisable within 60 days from the date hereof. The market value of the Common Stock is, as of the date hereof, significantly below $6.50 a share and it is therefore unlikely that such options will be exercised in the immediate future. Mr. Naggar has sole voting and dispositive power with respect to 405,267 shares of the Common Stock, including shares underlying such Options.

         (b) Mr. Naggar has sole voting and dispositive power for 405,267 shares of the Common Stock.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits

         None.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 25, 2001                   /s/ Guy Naggar
                                       --------------------------------------
                                       Guy Naggar